02051456

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002 (August 14, 2002)

THE NEWS CORPORATION LIMITED
(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Total No. of Pages: 50
Index Exhibit Page: 4

Annexed hereto are copies of announcements by The News Corporation Limited ("News Corporation") of its Fourth Quarter financial results for the quarter ended June 30, 2002 in US and Australian dollars.

Also annexed hereto is a copy of an announcement by Fox Entertainment Group, Inc. ("FEG"), an indirect, approximately 85% owned subsidiary of News Corporation, relating to FEG's Fourth Quarter financial results for the quarter ended June 30, 2002.

Such announcement was filed with the Australian Stock Exchange and released in New York on August 14, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: August 14, 2002

By: ______________________
Arthur M. Siskind
Director

EXHIBIT INDEX

EXHIBIT A

News Corporation

EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED 30 JUNE, 2002 IN AUSTRALIAN DOLLARS

- **News Corporation Reports Annual Operating Income Growth of 15% to A$3.5 Billion, Fueled by 86% Increase in Filmed Entertainment and 93% Improvement in Cable Networks**

- **Full Year Revenues Increase 13% to A$29.0 Billion**

- **Fourth Quarter Operating Income Increases 16%; 4% Higher Revenues Driven by Rebounding Strength of U.S. Advertising Markets on All U.S. Television and Cable Network Properties**

- **Full Year Free Cash Flow of A$2.6 billion.**

- **Stronger Year-End Balance Sheet; Cash Increased A$0.7 Billion to A$6.3 Billion, Debt Reduced A$3.4 Billion to A$15.4 Billion**

Sydney, 14 August, 2002 – The News Corporation Limited (ASX: NCP, NCPDP) today reported full year consolidated revenues of A$29.0 billion, a 13% increase over the A$25.6 billion in prior year, and fourth quarter revenues of A$6.94 billion, an increase of 4% over the A$6.68 billion reported a year ago.

Consolidated operating income for the year was A$3.5 billion, up 15% over the A$3.1 billion in the prior year, and fourth quarter operating income grew 16%, to A$817 million from A$707 million reported a year ago.

The net loss for the year was A$12.0 billion as compared to a loss of A$746 million last year. In the fourth quarter, the net loss was A$3.2 billion as against a loss of A$481 million a year ago.

Net profit before other items for the year was A$1.2 billion as compared to A$1.3 billion reported in fiscal 2001. In the fourth quarter, net profit before other items was A$204 million as against A$287 million a year ago.

The News Corporation Limited
Incorporated in South Australia

A.C.N. 007-910-330
2 Holt Street Sydney; Correspondence: G.P.O. Box 4245 Sydney, Australia; Telephone: (02) 9288-3000

Management Review of Performance

The Statement of Financial Performance, Statement of Financial Position and Cash Flow Statement for the fiscal year and fourth quarter are attached. The following commentary is made in respect of those statements, including an analysis of certain information contained therein.

Net Loss Attributable to Members of the Parent Entity

The reported net loss attributable to members of the parent entity of $3.2 billion for the fourth quarter and $12.0 billion for the twelve months was made up of the following items.

	3 Months Ended 30 June,		12 Months Ended 30 June,	
	2002	2001	2002	2001
	A$ Millions		A$ Millions	
Revenue	$ 6,939	$ 6,681	$ 29,014	$ 25,578
Operating income	817	707	3,542	3,093
Associated entities before other items	(181)	--	(314)	(162)
Interest expense, net	(233)	(235)	(1,000)	(935)
Dividend on exchangeable preferred securities	(22)	(25)	(93)	(90)
Profit before income tax expense, outside equity interests and other items	381	447	2,135	1,906
Income tax expense	(114)	(93)	(640)	(428)
Outside equity interest	(63)	(67)	(278)	(196)
Net profit before other items	204	287	1,217	1,282
Other items, net of tax and outside equity interests: [a]				
Group	(3,373)	(717)	(12,059)	(1,941)
Associated entities	(8)	(51)	(1,120)	(87)
Total other items	(3,381)	(768)	(13,179)	(2,028)
Net loss attributable to members of the parent entity	$ (3,177)	$ (481)	$ (11,962)	$ (746)
Earnings per share on net profit before other items, net (diluted)	$ 0.035	$ 0.061	$ 0.233	$ 0.297
Weighted average number of shares outstanding in millions (diluted)	5,148	4,456	4,980	4,140

The following commentary discusses the major components of these results.

[a] *Previously referred to as "abnormal items". This caption has been changed to be consistent with the presentation contained in the Statement of Financial Performance on page 15 of this release which complies with Australian Accounting Standard AASB1018.*

Consolidated Operating Income	**3 Months Ended 30 June,**		**12 Months Ended 30 June,**	
	2002	**2001**	**2002**	**2001**
	A$ Millions		**A$ Millions**	
Filmed Entertainment	$ 132	$ (2)	$ 904	$ 487
Television	330	353	873	1,007
Cable Network Programming	59	1	380	197
Magazines & Inserts	116	124	448	437
Newspapers	214	235	822	904
Book Publishing	21	19	224	205
Other	(55)	(23)	(109)	(144)
Consolidated Operating Income	$ 817	$ 707	$ 3,542	$ 3,093

The Company achieved full year pro-forma[1] revenue and operating income growth of 10% and 9%, respectively, versus a year ago primarily as a result of double digit increases in the Filmed Entertainment and Cable Network Programming segments. The strength in these segments also contributed to total Company pro-forma revenue and operating income growth of 1% and 11%, respectively, for the fourth quarter versus the same period a year ago.

Included in both the full year and fourth quarter results is the consolidation of the television stations acquired as a result of the Chris-Craft transaction which was completed 31 July, 2001. On a pro-forma basis the Television segment would have reported operating income of A$382 million for the three months and A$1,151 million for the full year ended 30 June, 2001 if the Chris-Craft results were included for the comparative periods a year ago. In addition, as of the beginning of the fiscal year, certain other television businesses primarily related to the sale and production of syndicated television series, which were previously included in the Television segment, are now included as part of Filmed Entertainment. The prior year's reported results have been reclassified accordingly.

A detailed discussion of the operating performance of each segment is discussed later in this release.

(1) Fiscal 2001 pro-forma results include the consolidation of television stations acquired as a result of the Chris-Craft transaction as if they were owned for the comparable period (effective 31 July, 2000).

CHAIRMAN'S COMMENTS

Commenting on the results, Chairman and Chief Executive Rupert Murdoch said:

> "The past fiscal year has been a time of extremely difficult operating conditions in markets and economies around the world – which makes the growth we have achieved all the more significant. Our Fox operations – in particular our film studios, television production business, local TV stations group and cable channels – are enjoying the success that comes with market leadership and expanded distribution. And at BSkyB in the UK and our pan-Asian STAR platform were able to convert the potential of their two premier digital satellite TV services into operating profitability by the end of the year.
>
> "After a sluggish first six months of the fiscal year, including our recovery from the operational effects of September 11th, we have seen an improvement in both the American and international advertising markets. Strong upfronts at our FOX network and cable channels, in addition to improved pacings at our television stations group, are good indications of our ability to capitalize on an advertising recovery. And our newspapers in Australia and the UK – having demonstrated great resilience by growing circulation in downturned economies – are well positioned for a rebound in advertising revenues. Obviously, we were disappointed by the write-downs of our investment in Gemstar, which we took during the year due to that company's declining share price. Nonetheless, we are working closely with Gemstar's management to take the necessary steps to restore the value of that important asset.
>
> "Overall, at the end of an economically trying year for companies around the world, the strength of the Company's free cash flow and resulting solid balance sheet is particularly noteworthy. We were able to reduce debt substantially and increase our year-end cash position. Looking forward, we are in an excellent position for continued profit improvement as we advance into our new year with a lower cost structure and signs of an improving marketplace."

Full year losses at associated entities before other items were A$314 million versus losses of A$162 million in fiscal 2001 and fourth quarter losses of A$181 million compared to break even results from a year ago. The year over year declines in both the full year and fourth quarter were primarily due to the first time inclusion of Stream losses beginning with the fourth quarter and unfavorable foreign currency fluctuations at the Latin America DTH platforms. Additionally, full year losses include lower profits at Fox Sports Domestic Cable principally due to increased costs at Madison Square Garden during the first quarter of the fiscal year. A detailed discussion of the make up of associated entities losses is discussed later in the release.

Full year net profit before other items decreased to A$1.22 billion (A$0.233 per share) versus A$1.28 billion (A$0.297 per share) in the prior year. For the fourth quarter, net profit before other items was A$204 million (A$0.035 per share) versus the year ago result of A$287 million (A$0.061 per share). Full year and fourth quarter decreases were primarily due to higher consolidated operating income offset by losses at the associated entities.

The Company's reported net loss from other items of A$13.2 billion for the year primarily reflects write-downs of the Company's carrying value for its Gemstar investment and national sports contracts as well as write-downs related to investments in Kirch Media and Stream, partially offset by a profit from the sale of a 49.5% interest in Fox Family Worldwide. Associates' other items for the year principally relate to BSkyB's write-down of its investment in KirchPayTV. The net loss from other items in the fourth quarter of approximately A$3.4 billion primarily reflects an additional write-down of the Company's carrying value for its Gemstar investment to the market value at quarter-end.

A final unfranked dividend of A$0.015 per ordinary share and A$0.0375 per preferred limited voting ordinary share was declared and will be payable on 9 October, 2002.

The following commentary is discussed principally in U.S. dollars.

REVIEW OF OPERATING RESULTS

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported fourth quarter operating income of US$75 million, compared to a loss of US$3 million in the same period a year ago. The substantial increase over prior year was primarily driven by the blockbuster worldwide theatrical performance of *Ice Age* combined with the strong domestic video performance of *Behind Enemy Lines* and pay-TV contributions from several titles, including *Planet of the Apes*. These contributions were partially offset by the impact of marketing costs associated with fourth quarter theatrical releases.

For the year, Filmed Entertainment reported record operating profit of US$473 million, which was US$208 million higher than a year-ago. This notable performance was primarily driven by a string of successful releases during the year including *Planet of the Apes* and *Ice Age,* as well as by previous year hits in ancillary markets including *Moulin Rouge* and *Dr. Dolittle 2.*

Twentieth Century Fox Television (TCFTV) also contributed to the Filmed Entertainment fourth quarter and full year earnings increases reflecting several established series entering the syndication market, most notably *Buffy the Vampire Slayer, King of the Hill* and *The Practice,* as well as increased network license fees for *Dharma and Greg.* These gains were partially offset by higher production costs associated with a greater number of series in the current year. TCFTV remains the top supplier of network series with 21 picked up for the upcoming broadcast season, including seven new shows.

TELEVISION

The Television segment reported fourth quarter operating income of US$179 million versus pro-forma operating income of US$199 million in the same period a year ago and full year operating income of US$458 million versus pro-forma operating income of US$621 million in fiscal 2001.

Fox Television Stations' (FTS) fourth quarter operating income grew US$59 million versus the pro forma-results from a year ago as FTS benefited from the improving advertising market coupled with year-over-year market share gains. For the full year, FTS operating profits grew US$26 million versus the pro-forma results from a year ago as the FOX affiliated stations improved market share by seven percent compared to the prior year. This share gain is primarily due to strong local news and syndicated product, particularly *Seinfeld*, as well as the replacement of the afternoon Fox Kids programming block with stronger first run shows. In addition, the station group benefited from the FOX network's broadcast of Super Bowl XXXVI and strong ratings from the Major League Baseball 2001 post-season. The soft advertising environment, prevalent for much of the year and exacerbated by the terrorist attacks on September 11th, plus higher programming costs, partially offset the market share gains.

At the FOX Broadcasting Company (FBC), lower primetime ratings and higher programming costs on returning series decreased fourth quarter operating results versus a year ago. During the quarter the network launched its first new show of the season, *American Idol*, which is the number one new show of the summer among Adults 18-49. On a full year basis, operating results were well below fiscal 2001 as ratings softness, an increase in programming costs and a weak advertising market contributed to the decline. Despite the ratings weakness, FBC maintained its position as the #2 network among adults 18-49 for the 2002 broadcast season.

STAR continued to improve its operating results in the fourth quarter, generating its second consecutive quarter of positive earnings contributions, as compared to operating losses a year ago. The improvements resulted in a more than 50% reduction in full year operating losses versus fiscal 2001. The quarter and full year gains were fueled by revenue growth of 9% and 15%, respectively, primarily due to subscription and advertising revenue increases, particularly at STAR Plus in India. STAR Plus has maintained its leadership position as the number one cable channel in the region and now broadcasts, on average, 19 of the top 20 Hindi programs. STAR's revenue gains were partially offset by increased programming and channel costs as STAR continues to expand its local language offerings to further drive the platform's distribution and ratings across the region.

CABLE NETWORK PROGRAMMING

Cable Network Programming, comprising the Fox News Channel, Fox Sports Networks (including the Regional Sports Networks (RSNs), the FX Channel and Speed Channel), the Los Angeles Dodgers and other cable-related businesses, reported fourth quarter operating income of US$34 million, an improvement of US$35 million over last year's results, and full year operating income of US$199 million, a US$93 million improvement over prior year. This success reflects growth across all of the Company's cable television channels, despite a partial offset from a US$30 million charge related to the bankruptcy of Adelphia Communications taken in the fourth quarter.

The Fox News Channel (FNC) reported operating income growth of US$22 million in the fourth quarter and US$51 million for the full year primarily due to significant increases in both affiliate and advertising revenues. Affiliate revenues were driven by the addition of 12 million subscribers in the past year, which expanded the subscriber base to 80 million at fiscal year-end. Strong ad sales were fueled by exceptional ratings growth as well as increased pricing and distribution. For the second consecutive quarter, FNC was the most watched cable news network, despite being in six million fewer homes than CNN. FNC's fourth quarter viewership was up 140% on a 24-hour basis and nearly 100% in primetime while for the year 24-hour viewership was up 127% with primetime up over 92%.

Fox Sports Networks operating profit improved by 63% during the quarter and 30% for the full year, primarily from inclusion of earnings from Speed Channel as well as double-digit revenue growth at the RSNs. Revenue growth at the RSNs was primarily due to higher affiliate and DTH revenues from increased affiliate rates and DTH subscriber growth. FX also contributed to the profit growth with increases in both advertising and affiliate revenues as a result of ratings gains and a 20% increase in subscribers over the past year. FX's revenue increases were partially offset by higher programming costs for newly acquired syndicated programming, as well as original programming such as smash hit *The Shield.* The success of this new programming has propelled FX's emergence as a top 10 cable network among adults 18-49.

MAGAZINES AND INSERTS

The Magazines and Inserts segment reported fourth quarter operating income of US$64 million, in line with a year ago as higher revenues from an increased page count at the Free Standing Inserts division were offset by higher coupon distribution costs. Full year income contributions were comparable to a year ago as operating cost reductions and lower paper prices offset the revenue declines experienced earlier in the fiscal year.

NEWSPAPERS

The Newspaper segment reported fourth quarter operating income of US$117 million, in line with the same period a year ago. Recent advertising revenue increases were offset by circulation revenue declines, primarily from *The Sun's* discounted pricing to match the competition in the UK. For the full year, operating income of US$430 million declined 12% versus the prior year as cost savings initiatives and circulation revenue growth were more than offset by a weak advertising environment in the Company's major newspaper markets.

The UK newspaper group reported a 5% operating income decline in local currency terms for the fourth quarter compared to a year ago. Slightly higher advertising revenue particularly at *The Sun* and *The News of the World* was more than offset by circulation revenue declines due to the cover price reductions initiated at *The Sun*. As a result of this initiative, *The Sun* expanded its market share and circulation advantage over *The Mirror* in the month of June. On a full year basis, operating income in local currency terms declined 9%, as circulation revenue gains across all major titles and a reduction in production costs were more than offset by a 12% decline in advertising revenue.

The Australian newspaper group reported fourth quarter operating income 7% below a year ago in local currency terms as circulation revenue gains together with advertising growth in some sectors were offset by a decline in national display advertising and higher newsprint prices. An increase in some cover prices and higher circulation volumes bolstered circulation revenue by 5% versus last year. Total advertising revenue for the quarter was in line with last year despite the decline in national display advertising primarily as a result of strength in the residential property and retail advertising markets. For the full year, the decline in national display advertising more than offset the 3% growth in circulation revenue, resulting in operating income 3% below a year ago.

BOOK PUBLISHING

HarperCollins reported operating profit of US$13 million during the fourth quarter, 44% above the same period a year ago and full year profit of US$118 million, which was 6% higher than fiscal 2001. Contributing to the strong quarterly results were an array of bestsellers, as well as several highly successful books connected to major film releases, led by *Divine Secrets of the Ya-Ya Sisterhood*. For the year, the company's record profits were driven by the solid performance of all divisions worldwide fueled by the success of J.R.R. Tolkien's *Lord of the Rings* trilogy, Lemony Snicket's *Series of Unfortunate Events* and Pamela Stephenson's biography of comedian Billy Connolly. During the fiscal year, HarperCollins had 106 books on *The New York Times* bestseller list including 9 books that reached the #1 spot. Additionally, both HarperCollins UK and HarperCollins Canada were named Publisher of the Year, at the British Book Awards and by the Canadian Booksellers Association, respectively.

OTHER

In June, the Company announced its intention to redeem on August 15th, 2002 each of the Fox Sports Networks outstanding Senior and Senior Discount Notes due 2007 with an aggregate face amount of US$905 million.

REVIEW OF ASSOCIATED ENTITIES RESULTS

Full year losses at associated entities before other items were A$314 million versus losses of A$162 million in fiscal 2001 and fourth quarter losses of A$181 million compared to break even results from a year ago. The year over year declines in both the full year and fourth quarter were primarily due to the first time inclusion of Stream losses beginning with the fourth quarter and unfavorable foreign currency fluctuations at the Latin America DTH platforms. Additionally, full year losses include lower profits at Fox Sports Cable Domestic principally due to increased costs at Madison Square Garden during the first quarter of the fiscal year.

The Company's share of associated entities' earnings (losses) is as follows:

	% Owned		3 Months Ended 30 June, 2002	3 Months Ended 30 June, 2001 [a]	12 Months Ended 30 June, 2002	12 Months Ended 30 June, 2001 [a]
			US $ Millions		US $ Millions	
Platforms:						
BSkyB	36.2%	[b][c]	$ - [c]	$ 1	$ (27)	$ (41)
FOXTEL – Australia	25.0%		(2)	(1)	(8)	(6)
Stream	50.0%		(35)	-	(35)	-
Sky Latin America:						
NetSat – Brazil	36.0%		(42)	(14)	(63)	(55)
Innova - Mexico	30.0%		(28)	4	(48)	(28)
Other	Various		(10)	(7)	(41)	(33)
Channels:						
Fox Sports Domestic Cable Networks	Various		18	27	17	48
STAR Associates:						
ESPN STAR Sports	50.0%		(1)	(1)	(5)	(12)
Other STAR	Various	[d]	(3)	(4)	(8)	1
Other associates	Various	[e]	6	(4)	53	38
Total associated entities' earnings (losses) before other items			$ (97)	$ 1	$ (165)	$ (88)
Other items			(13)	(26)	(586)	(46)
Total associated entities' losses			$ (110)	$ (25)	$ (751)	$ (134)
Total associated entities' losses before other items in A$			A$ (181)	A$ --	A$ (314)	A$ (162)

Further details on the associated entities follow.

---

[a] *The fiscal 2001 presentation has been reclassified to conform to the fiscal 2002 presentation, which now reflects associate financial results after tax.*

[b] *For the twelve months ended 30 June, 2001, News' share of BSkyB was 37.1%.*

[c] *The Company's investment basis in BSkyB has been negative since 31 December, 2001. Accordingly, the Company's share of BSkyB's profits will not be recognized until the investment basis is once again positive. The Company's reportable share of BSkyB's results for the three months ended 30 June, 2002 would have been US$9 million profit.*

[d] *Primarily comprised of Phoenix Satellite Television, Taiwan Cable Systems, and Hathway Cable.*

[e] *Primarily comprised of Gemstar-TV Guide International, Independent Newspapers Limited, Queensland Press, The National Geographic Channels, Fox Family Worldwide (until it was sold in October 2001), and Fox Sports International (until the remaining interest was purchased and consolidated in December 2001).*

BSkyB (in STG) – United Kingdom	3 Months Ended 30 June,		12 Months Ended 30 June,	
	2002	2001 [(a)*]	2002	2001 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Revenues	£ 748	£ 635	£ 2,776	£ 2,306
EBITDA before exceptional items	83	84	273	224
Net loss before exceptional items	£ (14)	£ (123)	£ (268)	£ (381)
AGAAP adjustments (in US$)[(1)]	$ 16	$ 67	$ 129	$ 166
News' 36/37% share (in US$)	$ 9	$ 1	$ (11)	$ (41)
Investment basis adjustment [(c)]	(9)	-	(16)	-
News' reportable share (in US$)	$ -	$ 1	$ (27)	$ (41)
Net debt			£ 1,528	£ 1,547
Ending subscribers**			10,192,000	10,044,000
DTH subscribers			6,101,000	5,453,000

* Does not reflect BSkyB's FRS 19 restatement in 2001
** Ending subscribers as of 30 June, 2002 exclude ITV Digital subscribers

BSkyB's revenue for the quarter increased 18% principally driven by a 12% increase in the number of DTH subscribers, an 11% increase in ARPU, including higher interactive revenues. EBITDA remained relatively flat for the quarter as the increase in revenues was primarily offset by an increase in programming costs from the Premier League contract, higher subscriber management costs from servicing a greater number of digital subscribers and higher marketing costs. The exclusion of KirchPayTV losses contributed to the reduction in net loss before exceptional items.

FOXTEL (in A$) – Australia	3 Months Ended 30 June,		12 Months Ended 30 June,	
	2002	2001 [(a)]	2002	2001 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Revenues	A$ 140	A$ 119	A$ 527	A$ 456
EBITDA	(11)	(2)	(42)	(36)
Net loss	A$ (16)	A$ (7)	A$ (62)	A$ (44)
News' 25% reportable share (in US$)	$ (2)	$ (1)	$ (8)	$ (6)
Ending subscribers			798,000	744,000

FOXTEL's revenues for the quarter increased 18% principally due to a 7% increase in subscribers compared to a year ago. EBITDA losses for the quarter increased A$9 million due to an increase in programming costs together with costs associated with the launch of the FOX Footy Channel, partially offset by the increased revenues. FOXTEL now has 798,000 subscribers, 39% of whom are satellite subscribers.

Net Sat (in US$) – Brazil	3 Months Ended 30 June, 2002	3 Months Ended 30 June, 2001 [(a)]	12 Months Ended 30 June, 2002	12 Months Ended 30 June, 2001 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Revenues (in local currency)	*R$ 140*	*R$ 124*	*R$ 571*	*R$ 466*
Revenues	$ 56	$ 55	$ 229	$ 233
EBITDA	(7)	(3)	(13)	(55)
Net (loss)/income	(116)	(38)	(175)	(152)
News' 36% reportable share (in US$)	$ (42)	$ (14)	$ (63)	$ (55)
Net debt (excluding capitalized leases)			$ 216	$ 225
Ending subscribers			706,000	685,000

Net Sat's revenues, which grew 13% in local currency terms, were flat on a reported basis as the Brazilian Real weakened versus the US dollar. EBITDA losses were higher primarily due to an increase in programming and marketing costs related to World Cup soccer events. The increase in net loss principally reflects foreign exchange losses due to the weakening of the Brazilian Real on US dollar denominated liabilities.

Innova in (US$) – Mexico	3 Months Ended 30 June, 2002	3 Months Ended 30 June, 2001 [(a)]	12 Months Ended 30 June, 2002	12 Months Ended 30 June, 2001 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Revenues (in local currency)	Ps 900	Ps 759	Ps 3,367	Ps 2,638
Revenues	$ 94	$ 82	$ 363	$ 279
EBITDA	28	15	75	(8)
Net (loss)/income	$ (93)	$ 11	$ (161)	$ (96)
News' 30% reportable share (in US$)	$ (28)	$ 4	$ (48)	$ (28)
Net debt (excluding capitalized leases)			$ 347	$ 369
Ending subscribers			695,000	676,000

Innova's EBITDA growth reflects a 19% increase in local currency revenues primarily due to an increase in set–top box rental income and subscriber growth of 3% over the prior year. The increase in EBITDA was more than offset by the unfavorable impact of foreign currency exchange due to the weakening of the Mexican Peso on US dollar denominated liabilities.

Fox Sports Domestic Cable Networks* (in US$):

	3 Months Ended 30 June,		12 Months Ended 30 June,	
	2002	2001 [(a)]	2002	2001 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Net income (loss)	$ 19	$ 12	$ (16)	$ (9)
AGAAP adjustments [(1)]	(1)	15	33	57
News' reportable share*	$ 18	$ 27	$ 17	$ 48
Ending subscribers			37,328,000	96,931,000

Net income for the quarter reflects the favorable impact of lower amortization at Regional Programming Partners resulting from their adoption of FAS 142, which was partially offset by the unfavorable financial impact of Madison Square Garden's loss of the New York Yankees rights. In addition, the absence of equity losses of the Speed Channel, which is consolidated beginning in July 2001, and The Outdoor Life Network, upon its sale in July 2001, was partially offset by the absence of equity income from the Sunshine Network due to its consolidation starting January 2002. The decrease in ending subscribers is primarily attributable to these transactions.

**Various TNCL associated interests ranging from 20 percent to 50 percent, primarily comprising Regional Programming Partners (including Madison Square Garden), Sunshine Network (until January 2002), Home Team Sports (until February 2001), Fox Sports Bay Area, Fox Sports Chicago, National Sports Partnership and National Advertising Partnership, as well as Speed Channel and Outdoor Life Network (until July 2001).*

ESPN STAR Sports (in US$) – Asia	3 Months Ended 30 June,		12 Months Ended 30 June,	
	2002	2001 [(a)]	2002	2001 [(a)]
	Millions (except view.)		Millions (except view.)	
Revenues	$ 43	$ 29	$ 135	$ 96
EBITDA	(1)	(2)	(1)	(17)
Net loss	$ (3)	$ (3)	$ (10)	$ (24)
News' 50% reportable share (in US$)	$ (1)	$ (1)	$ (5)	$ (12)
Viewership			134,951,000	114,249,000

Operating results for the quarter reflect increased subscription revenues principally due to subscriber growth in India and advertising revenues from the India Cricket Tour of the West Indies. EBITDA improved US$1 million as the increase in revenues was partially offset by higher programming and production costs associated with the India Cricket Tour of the West Indies. Overall viewership at ESPN STAR Sports increased 18% to approximately 135 million.

Review of Other Items

The Company's net loss from other items of A$3.4 billion for the quarter and A$13.2 billion for the year is reflected on the attached Statement of Financial Performance as follows:

	3 Months Ended 30 June, 2002	12 Months Ended 30 June, 2002
	A$ Millions	A$ Millions
Group Other Items:		
Other revenues before tax	$ 16	$ 5,627
Other expenses before tax	(3,486)	(17,601)
	(3,470)	(11,974)
Tax and minority interest on other items	97	(85)
Other items, group	(3,373)	(12,059)
Associates other items	(8)	(1,120)
Total other items	$ (3,381)	$ (13,179)

The Company's reported net loss from other items of A$13.2 billion for the year primarily reflects write-downs of the Company's carrying value for its Gemstar investment and national sports contracts as well as write-downs related to investments in Kirch Media and Stream, partially offset by a profit from the sale of a 49.5% interest in Fox Family Worldwide. Associates other items for the year principally relate to BSkyB's write-down of its investment in KirchPayTV. The net loss from other items in the fourth quarter of approximately A$3.4 billion primarily reflects an additional write-down of the Company's carrying value for its Gemstar investment to the market value at quarter end.

Foreign Exchange Rates

Average foreign exchange rates used in the year-to-date profit results are as follows:

	12 Months Ended 30 June,	
	2002	2001
Australian Dollar/U.S Dollar	0.52	0.54
U.K. Pounds Sterling/U.S. Dollar	1.44	1.46

18

Annual General Meeting

The annual general meeting will be held in Adelaide, Australia on 9 October, 2002 at 10:00 a.m. at the Hyatt Regency, Adelaide. Notices of meeting and annual reports will be mailed to shareholders on or around 6 September, 2002.

---

[1] *Principally reflects adjustments for reporting under Australian Generally Accepted Accounting Principles ("AGAAP") relating to capitalized losses from start-up businesses and identifiable intangible amortization.*

To receive a copy of this press release through the Internet, access News Corp's corporate Web site located at http://www.newscorp.com

Audio from News Corp's meeting with analysts on the fourth-quarter and full year results can be heard live on the Internet at 10:30 p.m. Eastern Standard Time (Australia) today. To listen to the call, visit http://www.newscorp.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The "forward-looking statements" included in this document are made only as of the date of this document and we do not have any obligation to publicly update any "forward-looking statements" to reflect subsequent events or circumstances, except as required by law.

CONTACTS:
Reed Nolte, Investor Relations
212-852-7092

Andrew Butcher, Press Inquiries
212-852-7070

STATEMENT OF FINANCIAL PERFORMANCE [a]

	Note	3 Months Ended 30 June, 2002	3 Months Ended 30 June, 2001	12 Months Ended 30 June, 2002	12 Months Ended 30 June, 2001
		A$ Millions		A$ Millions	
Sales revenue	1	$ 6,939	$ 6,681	$ 29,014	$ 25,578
Operating expenses		6,122	5,974	25,472	22,485
Operating income	1	817	707	3,542	3,093
Net loss from associated entities		(189)	(51)	(1,434)	(249)
Borrowing costs		(333)	(320)	(1,291)	(1,268)
Interest income		100	85	291	333
Net borrowing costs		(233)	(235)	(1,000)	(935)
Dividend on exchangeable preferred securities		(22)	(25)	(93)	(90)
Other revenues before income tax		16	1,639	5,627	3,335
Other expenses before income tax		(3,486)	(2,106)	(17,601)	(4,609)
Change in accounting policy before tax		--	--	-	(1,107)
Loss from ordinary activities before tax		(3,097)	(71)	(10,959)	(562)
Income tax (expense) benefit on:					
Ordinary activities before change in accounting policy and other items		(114)	(93)	(640)	(428)
Other items		86	(250)	(15)	19
Change in accounting policy		--	--	--	421
Net income tax (expense) benefit		(28)	(343)	(655)	12
Net loss from ordinary activities after tax		(3,125)	(414)	(11,614)	(550)
Net profit attributable to outside equity interests		(52)	(67)	(348)	(196)
Net loss attributable to members of the parent entity		**(3,177)**	**(481)**	**(11,962)**	**(746)**
Net exchange gains arising on translation of net assets of controlled entities		(1,505)	(1,444)	(3,019)	3,372
Additional investment by an associated entity		--	1,060	(267)	1,060
Total change in equity other than those resulting from transactions with owners as owners		$ (4,682)	$ (865)	$ (15,248)	$ 3,686
Basic/diluted earnings per share on net loss attributable to members of the parent entity					
Ordinary shares		$ (0.572)	$ (0.106)	$ (2.170)	$ (0.174)
Preferred limited voting ordinary shares		$ (0.687)	$ (0.128)	$ (2.604)	$ (0.209)
Ordinary and preferred limited voting ordinary shares		**$ (0.641)**	**$ (0.117)**	**$ (2.431)**	**$ (0.192)**

[a] *Following the issuance in June 2002 of the revised Australian Accounting Standard AASB1018 "Statement of Financial Performance" this statement has been reformatted from previous presentations to comply with the format prescribed in the revised Australian Accounting Standard.*

STATEMENT OF FINANCIAL POSITION

	30 June, 2002	30 June, 2001
	A$ Millions	
ASSETS		
Current Assets		
Cash	$ 6,337	$ 5,615
Receivables	5,809	6,683
Inventories	1,935	3,259
Other	566	616
Total Current Assets	14,647	16,173
Non-Current Assets		
Receivables	796	762
Investments in associated entities	6,875	20,022
Other investments	1,712	3,129
Inventories	4,232	5,219
Property, plant and equipment	6,671	7,110
Publishing rights, titles and television licenses	35,348	31,051
Goodwill	455	519
Other	705	976
Total Non-Current Assets	56,794	68,788
Total Assets	$ 71,441	$ 84,961
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Interest bearing liabilities	$ 1,856	$ 63
Payables	8,073	8,777
Tax liabilities	848	550
Provisions	228	386
Total Current Liabilities	11,005	9,776
Non-Current Liabilities		
Interest bearing liabilities	13,585	18,742
Payables	4,054	4,465
Tax liabilities	434	426
Provisions	1,205	290
Total non-current liabilities excluding exchangeable preferred securities	19,278	23,923
Exchangeable preferred securities	1,690	3,667
Total Liabilities	31,973	37,366
Shareholders' Equity		
Contributed equity	28,239	20,735
Reserves	6,351	10,899
Retained profits	1	10,906
Shareholders' equity attributable to members of the parent entity	34,591	42,540
Outside equity interests in controlled entities	4,877	5,055
Total Shareholders' Equity	39,468	47,595
Total Liabilities and Shareholders' Equity	$ 71,441	$ 84,961

CASH FLOW STATEMENT

	12 Months Ended 30 June, 2002	2001
Operating activity	A$ Millions	
Operating loss attributable to members of the parent entity	$ (11,962)	$ (746)
Adjustment for non-cash and non-operating activities:		
Equity earnings, net	388	242
Depreciation and amortisation	749	706
Provisions	378	188
Other items (net)	13,179	1,342
Change in accounting policy after tax	--	686
Change in assets and liabilities:		
Receivables	(51)	(410)
Inventories	515	(889)
Payables	(118)	(199)
Cash provided by operating activity	3,078	920
Investing and other activity		
Property, plant and equipment	(505)	(1,113)
Investments	(3,379)	(3,053)
Proceeds from sale of non-current assets	4,284	2,387
Cash provided by (used in) investing activity	400	(1,779)
Financing activity		
Issuance of debt	--	1,496
Repayment of debt	(2,181)	(63)
Issuance of shares and preferred securities	133	56
Repurchase of preferred shares, net	--	(91)
Dividends paid	(278)	(205)
Leasing and other finance costs	(7)	(5)
Cash (used in) provided by financing activity	(2,333)	1,188
Net increase in cash	1,145	329
Opening cash balance	5,615	4,638
Exchange movement on opening balance	(423)	648
Closing cash balance	$ 6,337	$ 5,615

Note 1 – SEGMENT DATA

	3 Months Ended 30 June, 2002	3 Months Ended 30 June, 2001	12 Months Ended 30 June, 2002	12 Months Ended 30 June, 2001
BY GEOGRAPHIC AREAS	A$ Millions		A$ Millions	
Sales Revenue				
United States	$ 5,269	$ 5,032	$22,194	$19,094
United Kingdom	1,061	1,049	4,418	4,185
Australasia	609	600	2,402	2,299
	$ 6,939	$ 6,681	$29,014	$25,578
Operating Income				
United States	$ 538	$ 423	$ 2,503	$ 2,079
United Kingdom	192	223	800	816
Australasia	87	61	239	198
	$ 817	$ 707	$ 3,542	$ 3,093
BY BUSINESS SEGMENT				
Sales Revenue				
Filmed Entertainment	$ 1,668	$ 1,857	$ 7,714	$ 6,795
Television	1,939	1,756	8,160	6,838
Cable Network Programming	1,034	839	3,569	2,696
Magazines and Inserts	418	414	1,650	1,675
Newspapers	1,133	1,140	4,604	4,600
Book Publishing	420	423	2,059	1,907
Other	327	252	1,258	1,067
	$ 6,939	$ 6,681	$29,014	$25,578
Operating Income				
Filmed Entertainment	$ 132	$ (2)	$ 904	$ 487
Television	330	353	873	1,007
Cable Network Programming	59	1	380	197
Magazines and Inserts	116	124	448	437
Newspapers	214	235	822	904
Book Publishing	21	19	224	205
Other	(55)	(23)	(109)	(144)
	$ 817	$ 707	$ 3,542	$ 3,093

EXHIBIT B

News Corporation

EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED JUNE 30, 2002 IN U.S. DOLLARS PREPARED FOR THE U.S. MARKET. AUSTRALIAN READERS SHOULD REFER TO THE AUSTRALIAN DOLLAR EARNINGS RELEASE.

- **News Corporation Reports Annual Operating Income Growth of 11% to $1.9 Billion, Fueled by 78% Increase in Filmed Entertainment and 88% Improvement in Cable Networks**
- **Full Year Revenues Increase 10% to $15.2 Billion**
- **Fourth Quarter Operating Income Increases 25%; 11% Higher Revenues Driven by Rebounding Strength of U.S. Advertising Markets on All U.S. Television and Cable Network Properties**
- **Full Year Free Cash Flow of $1.5 billion**
- **Stronger Year-End Balance Sheet; Cash Increased $0.7 Billion to $3.6 Billion, Debt Reduced $0.8 Billion to $8.7 Billion**

NEW YORK, N.Y., August 14, 2002 – The News Corporation Limited (NYSE: NWS, NWS.A) today reported full year consolidated revenues of $15.2 billion, a 10% increase over the $13.8 billion in prior year, and fourth quarter revenues of $3.8 billion, an increase of 11% over the $3.4 billion reported a year ago.

Consolidated operating income for the year was $1.86 billion, up 11% over the $1.67 billion in the prior year, and fourth quarter operating income grew 25%, to $452 million from $361 million reported a year ago.

The net loss for the year was $6.3 billion as compared to a loss of $445 million last year. In the fourth quarter, the net loss was $1.7 billion as against a loss of $265 million a year ago.

Net profit before other items for the year was $636 million as compared to $691 million reported in fiscal 2001. In the fourth quarter, net profit before other items was $114 million as against $145 million a year ago.

Management Review of Performance

The Statement of Financial Performance, Statement of Financial Position and Cash Flow Statement for the fiscal year and fourth quarter are attached. The following commentary is made in respect of those statements, including an analysis of certain information contained therein.

Net Loss Attributable to Members of the Parent Entity

The reported net loss attributable to members of the parent entity of $1.7 billion for the fourth quarter and $6.3 billion for the twelve months was made up of the following items.

	3 Months Ended June 30,		12 Months Ended June 30,	
	2002	2001	2002	2001
	US $ Millions		US $ Millions	
Revenue	$ 3,829	$ 3,442	$ 15,195	$ 13,802
Operating income	452	361	1,855	1,669
Associated entities before other items	(97)	1	(165)	(88)
Interest expense, net	(130)	(120)	(524)	(505)
Dividend on exchangeable preferred securities	(12)	(14)	(49)	(49)
Profit before income tax expense, outside equity interest and other items	213	228	1,117	1,027
Income tax expense	(64)	(48)	(335)	(230)
Outside equity interests	(35)	(35)	(146)	(106)
Net profit before other items	114	145	636	691
Other items, net of tax and outside equity interests: [a]				
Group	(1,843)	(383)	(6,315)	(1,089)
Associated entities	(13)	(27)	(586)	(47)
Total other items	(1,856)	(410)	(6,901)	(1,136)
Net loss attributable to members of the parent entity	$ (1,742)	$ (265)	$ (6,265)	$ (445)
Earnings per ADR on net profit before other items, net (diluted)	$ 0.08	$ 0.12	$ 0.49	$ 0.64
Weighted average number of ADRs outstanding in millions (diluted)	1,287	1,114	1,245	1,035

The following commentary discusses the major components of these results.

[a] *Previously referred to as "abnormal items". This caption has been changed to be consistent with the presentation contained in the Statement of Financial Performance on page 15 of this release which complies with Australian Accounting Standard AASB1018.*

Consolidated Operating Income	3 Months Ended June 30,		12 Months Ended June 30,	
	2002	2001	2002	2001
	US $ Millions		US $ Millions	
Filmed Entertainment	$ 75	$ (3)	$ 473	$ 265
Television	179	184	458	542
Cable Network Programming	34	(1)	199	106
Magazines & Inserts	64	64	235	236
Newspapers	117	121	430	488
Book Publishing	13	9	118	111
Other	(30)	(13)	(58)	(79)
Consolidated Operating Income	$ 452	$ 361	$ 1,855	$ 1,669

The Company achieved full year pro-forma[(1)] revenue and operating income growth of 7% and 6%, respectively, versus a year ago primarily as a result of double digit increases in the Filmed Entertainment and Cable Network Programming segments. The strength in these segments also contributed to total Company pro-forma revenue and operating income growth of 7% and 20%, respectively, for the fourth quarter versus the same period a year ago.

Included in both the full year and fourth quarter results is the consolidation of the television stations acquired as a result of the Chris-Craft transaction which was completed July 31, 2001. On a pro-forma basis the Television segment would have reported operating income of $199 million for the three months and $621 million for the full year ended June 30, 2001 if the Chris-Craft results were included for the comparative periods a year ago. In addition, as of the beginning of the fiscal year, certain other television businesses primarily related to the sale and production of syndicated television series, which were previously included in the Television segment, are now included as part of Filmed Entertainment. The prior year's reported results have been reclassified accordingly.

A detailed discussion of the operating performance of each segment is discussed later in this release.

(1) Fiscal 2001 pro-forma results include the consolidation of television stations acquired as a result of the Chris-Craft transaction as if they were owned for the comparable period (effective July 31, 2000).

CHAIRMAN'S COMMENTS

Commenting on the results, Chairman and Chief Executive Rupert Murdoch said:

> "The past fiscal year has been a time of extremely difficult operating conditions in markets and economies around the world – which makes the growth we have achieved all the more significant. Our Fox operations – in particular our film studios, television production business, local TV stations group and cable channels – are enjoying the success that comes with market leadership and expanded distribution. And both BSkyB in the UK and our pan-Asian STAR platform were able to convert the potential of their premier digital satellite TV services into operating profitability by the end of the year.
>
> "After a sluggish first six months of the fiscal year, including our recovery from the operational effects of September 11th, we have seen an improvement in both the American and international advertising markets. Strong upfronts at our FOX network and cable channels, in addition to improved pacings at our television stations group, are good indications of our ability to capitalize on an advertising recovery. And our newspapers in Australia and the UK – having demonstrated great resilience by growing circulation in downturned economies – are well positioned for a rebound in advertising revenues. Obviously, we were disappointed by the write-downs of our investment in Gemstar, which we took during the year due to that company's declining share price. Nonetheless, we are working closely with Gemstar's management to take the necessary steps to restore the value of that important asset.
>
> "Overall, at the end of an economically trying year for companies around the world, the strength of the Company's free cash flow and resulting solid balance sheet is particularly noteworthy. We were able to reduce debt substantially and increase our year-end cash position. Looking forward, we are in an excellent position for continued profit improvement as we advance into our new year with a lower cost structure and signs of an improving marketplace."

Full year losses at associated entities before other items were $165 million versus losses of $88 million in fiscal 2001 and fourth quarter losses of $97 million compared to a profit of $1 million a year ago. The year over year declines in both the full year and fourth quarter were primarily due to the first time inclusion of Stream losses beginning with the fourth quarter and unfavorable foreign currency fluctuations at the Latin America DTH platforms. Additionally, full year losses include lower profits at Fox Sports Domestic Cable principally due to increased costs at Madison Square Garden during the first quarter of the fiscal year. A detailed discussion of the make up of associated entities losses is discussed later in the release.

Full year net profit before other items decreased to $636 million ($0.49 per ADR) versus $691 million ($0.64 per ADR) in the prior year. For the fourth quarter, net profit before other items was $114 million ($0.08 per ADR) versus the year-ago result of $145 million ($0.12 per ADR). Full year and fourth quarter decreases were primarily due to higher consolidated operating income offset by losses at the associated entities.

The Company's reported net loss from other items of $6.9 billion for the year primarily reflects write-downs of the Company's carrying value for its Gemstar investment and national sports contracts as well as write-downs related to investments in Kirch Media and Stream, partially offset by a profit from the sale of a 49.5% interest in Fox Family Worldwide. Associates' other items for the year principally relate to BSkyB's write-down of its investment in KirchPayTV. The net loss from other items in the fourth quarter of approximately $1.9 billion primarily reflects an additional write-down of the Company's carrying value for its Gemstar investment to the market value at quarter-end.

A final unfranked dividend of A$0.06 per ordinary ADR and A$0.15 per preferred limited voting ordinary ADR was declared and will be payable on October 17, 2002.

REVIEW OF OPERATING RESULTS

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported fourth quarter operating income of $75 million, compared to a loss of $3 million in the same period a year ago. The substantial increase over prior year was primarily driven by the blockbuster worldwide theatrical performance of *Ice Age* combined with the strong domestic video performance of *Behind Enemy Lines* and pay-TV contributions from several titles, including *Planet of the Apes*. These contributions were partially offset by the impact of marketing costs associated with fourth quarter theatrical releases.

For the year, Filmed Entertainment reported record operating profit of $473 million, which was $208 million higher than a year ago. This notable performance was primarily driven by a string of successful releases during the year including *Planet of the Apes* and *Ice Age,* as well as by previous year hits in ancillary markets including *Moulin Rouge* and *Dr. Dolittle 2.*

Twentieth Century Fox Television (TCFTV) also contributed to the Filmed Entertainment fourth quarter and full year earnings increases reflecting several established series entering the syndication market, most notably *Buffy the Vampire Slayer, King of the Hill* and *The Practice,* as well as increased network license fees for *Dharma and Greg.* These gains were partially offset by higher production costs associated with a greater number of series in the current year. TCFTV remains the top supplier of network series with 21 picked up for the upcoming broadcast season, including seven new shows.

TELEVISION

The Television segment reported fourth quarter operating income of $179 million versus pro-forma operating income of $199 million in the same period a year ago and full year operating income of $458 million versus pro-forma operating income of $621 million in fiscal 2001.

Fox Television Stations' (FTS) fourth quarter operating income grew $59 million versus the pro-forma results from a year ago as FTS benefited from the improving advertising market coupled with year-over-year market share gains. For the full year, FTS operating profits grew $26 million versus the pro-forma results from a year ago as the FOX affiliated stations improved market share by seven percent compared to the prior year. This share gain is primarily due to strong local news and syndicated product, particularly *Seinfeld*, as well as the replacement of the afternoon Fox Kids programming block with stronger first run shows. In addition, the station group benefited from the FOX network's broadcast of Super Bowl XXXVI and strong ratings from the Major League Baseball 2001 post-season. The soft advertising environment, prevalent for much of the year and exacerbated by the terrorist attacks on September 11th, plus higher programming costs, partially offset the market share gains.

At the FOX Broadcasting Company (FBC), lower primetime ratings and higher programming costs on returning series decreased fourth quarter operating results versus a year ago. During the quarter the network launched its first new show of the season, *American Idol*, which is the number one new show of the summer among adults 18-49. On a full year basis, operating results were well below fiscal 2001 as ratings softness, an increase in programming costs and a weak advertising market contributed to the decline. Despite the ratings weakness, FBC maintained its position as the number two network among adults 18-49 for the 2002 broadcast season.

STAR continued to improve its operating results in the fourth quarter, generating its second consecutive quarter of positive earnings contributions, as compared to operating losses a year ago. The improvements resulted in a more than 50% reduction in full year operating losses versus fiscal 2001. The quarter and full year gains were fueled by revenue growth of 9% and 15%, respectively, primarily due to subscription and advertising revenue increases, particularly at STAR Plus in India. STAR Plus has maintained its leadership position as the number one cable channel in the region and now broadcasts, on average, 19 of the top 20 Hindi programs. STAR's revenue gains were partially offset by increased programming and channel costs as STAR continues to expand its local language offerings to further drive the platform's distribution and ratings across the region.

CABLE NETWORK PROGRAMMING

Cable Network Programming, comprising the Fox News Channel, Fox Sports Networks (including the Regional Sports Networks (RSNs), the FX Channel and Speed Channel), the Los Angeles Dodgers and other cable-related businesses, reported fourth quarter operating income of $34 million, an improvement of $35 million over last year's results, and full year operating income of $199 million, a $93 million improvement over prior year. This success reflects growth across all of the Company's cable television channels, despite a partial offset from a $30 million charge related to the bankruptcy of Adelphia Communications taken in the fourth quarter.

The Fox News Channel (FNC) reported operating income growth of $22 million in the fourth quarter and $51 million for the full year primarily due to significant increases in both affiliate and advertising revenues. Affiliate revenues were driven by the addition of 12 million subscribers in the past year, which expanded the subscriber base to 80 million at fiscal year-end. Strong ad sales were fueled by exceptional ratings growth as well as increased pricing and distribution. For the second consecutive quarter, FNC was the most watched cable news network, despite being in six million fewer homes than CNN. FNC's fourth quarter viewership was up 140% on a 24-hour basis and nearly 100% in

30

primetime while for the year 24-hour viewership was up 127% with primetime up over 92%.

Fox Sports Networks operating profit improved by 63% during the quarter and 30% for the full year, primarily from inclusion of earnings from Speed Channel as well as double-digit revenue growth at the RSNs. Revenue growth at the RSNs was primarily due to higher affiliate and DTH revenues from increased affiliate rates and DTH subscriber growth. FX also contributed to the profit growth with increases in both advertising and affiliate revenues as a result of ratings gains and a 20% increase in subscribers over the past year. FX's revenue increases were partially offset by higher programming costs for newly acquired syndicated programming, as well as original programming such as smash hit *The Shield.* The success of this new programming has propelled FX's emergence as a top 10 cable network among adults 18-49.

MAGAZINES AND INSERTS

The Magazines and Inserts segment reported fourth quarter operating income of $64 million, in line with a year ago as higher revenues from an increased page count at the Free Standing Inserts division were offset by higher coupon distribution costs. Full year income contributions were comparable to a year ago as operating cost reductions and lower paper prices offset the revenue declines experienced earlier in the fiscal year.

NEWSPAPERS

The Newspaper segment reported fourth quarter operating income of $117 million, in line with the same period a year ago. Recent advertising revenue increases were offset by circulation revenue declines, primarily from *The Sun's* discounted pricing to match the competition in the UK. For the full year, operating income of $430 million declined 12% versus the prior year as cost savings initiatives and circulation revenue growth were more than offset by a weak advertising environment in the Company's major newspaper markets.

The UK newspaper group reported a 5% operating income decline in local currency terms for the fourth quarter compared to a year ago. Slightly higher advertising revenue particularly at *The Sun* and *The News of the World* was more than offset by circulation revenue declines due to the cover price reductions initiated at *The Sun*. As a result of this initiative, *The Sun* expanded its market share and circulation advantage over *The Mirror* in the month of June. On a full year basis, operating income in local currency terms declined 9%, as circulation revenue gains across all major titles and a reduction in production costs were more than offset by a 12% decline in advertising revenue.

The Australian newspaper group reported fourth quarter operating income 7% below a year ago in local currency terms as circulation revenue gains together with advertising growth in some sectors were offset by a decline in national display advertising and higher newsprint prices. An increase in some cover prices and higher circulation volumes bolstered circulation revenue by 5% versus last year. Total advertising revenue for the quarter was in line with last year despite the decline in national display advertising primarily as a result of strength in the residential property and retail advertising markets. For the full year, the decline in national display advertising more than offset the 3% growth in circulation revenue, resulting in operating income 3% below a year ago.

BOOK PUBLISHING

HarperCollins reported operating profit of $13 million during the fourth quarter, 44% above the same period a year ago and full year profit of $118 million, which was 6% higher than fiscal 2001. Contributing to the strong quarterly results were an array of bestsellers, as well as several highly successful books connected to major film releases, led by *Divine Secrets of the Ya-Ya Sisterhood.* For the year, the company's record profits were driven by the solid performance of all divisions worldwide fueled by the success of J.R.R. Tolkien's *Lord of the Rings* trilogy, Lemony Snicket's *Series of Unfortunate Events* and Pamela Stephenson's biography of comedian Billy Connolly. During the fiscal year, HarperCollins had 106 books on *The New York Times* bestseller list including 9 books that reached the #1 spot. Additionally, both HarperCollins UK and HarperCollins Canada were named Publisher of the Year, at the British Book Awards and by the Canadian Booksellers Association, respectively.

OTHER

In June, the Company announced its intention to redeem on August 15, 2002 each of the Fox Sports Networks outstanding Senior and Senior Discount Notes due 2007 with an aggregate face amount of $905 million.

REVIEW OF ASSOCIATED ENTITIES RESULTS

Full year losses at associated entities before other items were $165 million versus losses of $88 million in fiscal 2001 and fourth quarter losses of $97 million compared to a profit of $1 million a year ago. The year over year declines in both the full year and fourth quarter were primarily due to the first time inclusion of Stream losses and unfavorable foreign currency fluctuations at the Latin America DTH platforms. Additionally, full year losses include lower profits at Fox Sports Cable Domestic principally due to increased costs at Madison Square Garden during the first quarter of the fiscal year.

The Company's share of associated entities' earnings (losses) is as follows:

	% Owned		3 Months Ended June 30, 2002	3 Months Ended June 30, 2001 [a]	12 Months Ended June 30, 2002	12 Months Ended June 30, 2001 [a]
			US $ Millions		US $ Millions	
Platforms:						
BSkyB	36.2%	[b][c]	$ -	$ 1	$ (27)	$ (41)
FOXTEL – Australia	25.0%		(2)	(1)	(8)	(6)
Stream	50.0%		(35)	-	(35)	-
Sky Latin America:						
NetSat – Brazil	36.0%		(42)	(14)	(63)	(55)
Innova – Mexico	30.0%		(28)	4	(48)	(28)
Other	Various		(10)	(7)	(41)	(33)
Channels:						
Fox Sports Domestic Cable Networks	Various		18	27	17	48
STAR Associates:						
ESPN STAR Sports	50.0%		(1)	(1)	(5)	(12)
Other STAR	Various	[d]	(3)	(4)	(8)	1
Other associates	Various	[e]	6	(4)	53	38
Total associated entities' earnings (losses) before other items			$ (97)	$ 1	$ (165)	$ (88)
Other items			(13)	(26)	(586)	(46)
Total associated entities' earnings (losses)			$ (110)	$ (25)	$ (751)	$ (134)

Further details on the associated entities follow.

[a] *The fiscal 2001 presentation has been reclassified to conform to the fiscal 2002 presentation, which now reflects associate financial results after tax.*

[b] *For the twelve months ended June 30, 2001, News' share of BSkyB was 37.1%.*

[c] *The Company's investment basis in BSkyB has been negative since December 31, 2001. Accordingly, the Company's share of BSkyB's profits will not be recognized until the investment basis is once again positive. The Company's reportable share of BSkyB's results for the three months ended June 30, 2002 would have been $9 million profit.*

[d] *Primarily comprised of Phoenix Satellite Television, Taiwan Cable Systems, and Hathway Cable.*

[e] *Primarily comprised of Gemstar-TV Guide International, Independent Newspapers Limited, Queensland Press, The National Geographic Channels, Fox Family Worldwide (until it was sold in October 2001), and Fox Sports International (until the remaining interest was purchased and consolidated in December 2001).*

BSkyB (in STG) – United Kingdom	3 Months Ended June 30, 2002	3 Months Ended June 30, 2001 [(a)*]	12 Months Ended June 30, 2002	12 Months Ended June 30, 2001 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Revenues	£ 748	£ 635	£ 2,776	£ 2,306
EBITDA before exceptional items	83	84	273	224
Net loss before exceptional items	£ (14)	£ (123)	£ (268)	£ (381)
AGAAP adjustments (in US$)[(1)]	$ 16	$ 67	$ 129	$ 166
News' 36/37% share (in US$)	$ 9	$ 1	$ (11)	$ (41)
Investment basis adjustment [(c)]	(9)	-	(16)	-
News' reportable share (in US$)	$ -	$ 1	$ (27)	$ (41)
Net debt			£ 1,528	£ 1,547
Ending subscribers**			10,192,000	10,044,000
DTH subscribers			6,101,000	5,453,000

* Does not reflect BSkyB's FRS 19 restatement in 2001
** Ending subscribers as of June 30, 2002 exclude ITV Digital subscribers

BSkyB's revenue for the quarter increased 18% principally driven by a 12% increase in the number of DTH subscribers, an 11% increase in ARPU, including higher interactive revenues. EBITDA remained relatively flat for the quarter as the increase in revenues was primarily offset by an increase in programming costs from the Premier League contract, higher subscriber management costs from servicing a greater number of digital subscribers and higher marketing costs. The exclusion of KirchPayTV losses contributed to the reduction in net loss before exceptional items.

FOXTEL (in A$) – Australia	3 Months Ended June 30, 2002	3 Months Ended June 30, 2001 [(a)]	12 Months Ended June 30, 2002	12 Months Ended June 30, 2001 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Revenues	A$ 140	A$ 119	A$ 527	A$ 456
EBITDA	(11)	(2)	(42)	(36)
Net loss	A$ (16)	A$ (7)	A$ (62)	A$ (44)
News' 25% reportable share (in US$)	$ (2)	$ (1)	$ (8)	$ (6)
Ending subscribers			798,000	744,000

FOXTEL's revenues for the quarter increased 18% principally due to a 7% increase in subscribers compared to a year ago. EBITDA losses for the quarter increased A$9 million due to an increase in programming costs together with costs associated with the launch of the FOX Footy Channel, partially offset by the increased revenues. FOXTEL now has 798,000 subscribers, 39% of whom are satellite subscribers.

Net Sat (in US$) – Brazil	3 Months Ended June 30,		12 Months Ended June 30,	
	2002	2001 [(a)]	2002	2001 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Revenues (in local currency)	*R$ 140*	*R$ 124*	*R$ 571*	*R$ 466*
Revenues	$ 56	$ 55	$ 229	$ 233
EBITDA	(7)	(3)	(13)	(55)
Net (loss)/income	(116)	(38)	(175)	(152)
News' 36% reportable share (in US$)	$ (42)	$ (14)	$ (63)	$ (55)
Net debt (excluding capitalized leases)			$ 216	$ 225
Ending subscribers			706,000	685,000

Net Sat's revenues, which grew 13% in local currency terms, were flat on a reported basis as the Brazilian Real weakened versus the US dollar. EBITDA losses were higher primarily due to an increase in programming and marketing costs related to World Cup soccer events. The increase in net loss principally reflects foreign exchange losses due to the weakening of the Brazilian Real on US dollar denominated liabilities.

Innova in (US$) – Mexico	3 Months Ended June 30,		12 Months Ended June 30,	
	2002	2001 [(a)]	2002	2001 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Revenues (in local currency)	Ps 900	Ps 759	Ps 3,367	Ps 2,638
Revenues	$ 94	$ 82	$ 363	$ 279
EBITDA	28	15	75	(8)
Net (loss)/income	$ (93)	$ 11	$ (161)	$ (96)
News' 30% reportable share (in US$)	$ (28)	$ 4	$ (48)	$ (28)
Net debt (excluding capitalized leases)			$ 347	$ 369
Ending subscribers			695,000	676,000

Innova's EBITDA growth reflects a 19% increase in local currency revenues primarily due to an increase in set–top box rental income and subscriber growth of 3% over the prior year. The increase in EBITDA was more than offset by the unfavorable impact of foreign currency exchange due to the weakening of the Mexican Peso on US dollar denominated liabilities.

Fox Sports Domestic Cable Networks* (in US$):

	3 Months Ended June 30, 2002	3 Months Ended June 30, 2001 [a]	12 Months Ended June 30, 2002	12 Months Ended June 30, 2001 [a]
	Millions (except subs.)		Millions (except subs.)	
Net income (loss)	$ 19	$ 12	$ (16)	$ (9)
AGAAP adjustments [1]	(1)	15	33	57
News' reportable share*	$ 18	$ 27	$ 17	$ 48
Ending subscribers			37,328,000	96,931,000

Net income for the quarter reflects the favorable impact of lower amortization at Regional Programming Partners resulting from their adoption of FAS 142, which was partially offset by the unfavorable financial impact of Madison Square Garden's loss of the New York Yankees rights. In addition, the absence of equity losses of the Speed Channel, which is consolidated beginning in July 2001, and The Outdoor Life Network, upon its sale in July 2001, was partially offset by the absence of equity income from the Sunshine Network due to its consolidation starting January 2002. The decrease in ending subscribers is primarily attributable to these transactions.

**Various TNCL associated interests ranging from 20 percent to 50 percent, primarily comprising Regional Programming Partners (including Madison Square Garden), Sunshine Network (until January 2002), Home Team Sports (until February 2001), Fox Sports Bay Area, Fox Sports Chicago, National Sports Partnership and National Advertising Partnership, as well as Speed Channel and Outdoor Life Network (until July 2001).*

ESPN STAR Sports (in US$) – Asia

	3 Months Ended June 30, 2002	3 Months Ended June 30, 2001 [a]	12 Months Ended June 30, 2002	12 Months Ended June 30, 2001 [a]
	Millions (except view.)		Millions (except view.)	
Revenues	$ 43	$ 29	$ 135	$ 96
EBITDA	(1)	(2)	(1)	(17)
Net loss	$ (3)	$ (3)	$ (10)	$ (24)
News' 50% reportable share (in US$)	$ (1)	$ (1)	$ (5)	$ (12)
Viewership			134,951,000	114,249,000

Operating results for the quarter reflect increased subscription revenues principally due to subscriber growth in India and advertising revenues from the India Cricket Tour of the West Indies. EBITDA improved $1 million as the increase in revenues was partially offset by higher programming and production costs associated with the India Cricket Tour of the West Indies. Overall viewership at ESPN STAR Sports increased 18% to approximately 135 million.

Review of Other Items

The Company's net loss from other items of $1.9 billion for the quarter and $6.9 billion for the year are reflected on the attached Statement of Financial Performance as follows:

	3 Months Ended June 30, 2002 US$ Millions	12 Months Ended June 30, 2002 US$ Millions
Group other items:		
Other revenues before tax	$ 6	$ 2,947
Other expenses before tax	(1,898)	(9,218)
	(1,892)	(6,271)
Tax and minority interest on other items	49	(44)
Other items, group	(1,843)	(6,315)
Associates other items	(13)	(586)
Total other items	$ (1,856)	$ (6,901)

The Company's reported net loss from other items of $6.9 billion for the year primarily reflects write-downs of the Company's carrying value for its Gemstar investment and national sports contracts as well as write-downs related to investments in Kirch Media and Stream, partially offset by a profit from the sale of a 49.5% interest in Fox Family Worldwide. Associates other items for the year principally relate to BSkyB's write-down of its investment in KirchPayTV. The net loss from other items in the fourth quarter of approximately $1.9 billion primarily reflects an additional write-down of the Company's carrying value for its Gemstar investment to the market value at quarter end.

Foreign Exchange Rates

Average foreign exchange rates used in the year-to-date profit results are as follows:

	12 Months Ended June 30, 2002	12 Months Ended June 30, 2001
Australian Dollar/U.S Dollar	0.52	0.54
U.K. Pounds Sterling/U.S. Dollar	1.44	1.46

37

Annual General Meeting

The annual general meeting will be held in Adelaide, Australia on October 9, 2002 at 10:00 a.m. at the Hyatt Regency, Adelaide. Notices of meeting and annual reports will be mailed to shareholders on or around September 6, 2002.

---

[1] *Principally reflects adjustments for reporting under Australian Generally Accepted Accounting Principles ("AGAAP") relating to capitalized losses from start-up businesses and identifiable intangible amortization.*

To receive a copy of this press release through the Internet, access News Corp's corporate Web site located at http://www.newscorp.com

Audio from News Corp's meeting with analysts on the fourth quarter and full year results can be heard live on the Internet at 8:30 a.m. Eastern Standard Time today. To listen to the call, visit http://www.newscorp.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The "forward-looking statements" included in this document are made only as of the date of this document and we do not have any obligation to publicly update any "forward-looking statements" to reflect subsequent events or circumstances, except as required by law.

CONTACTS:
Reed Nolte, Investor Relations
212-852-7092

Andrew Butcher, Press Inquiries
212-852-7070

News Corporation

EARNINGS RELEASE

FOR THE QUARTER AND FULL YEAR ENDED JUNE 30, 2002

STATEMENT OF FINANCIAL PERFORMANCE [a]

	Note	3 Months Ended June 30, 2002	3 Months Ended June 30, 2001	12 Months Ended June 30, 2002	12 Months Ended June 30, 2001
		US$ Millions		US$ Millions	
Sales revenue	1	$3,829	$3,442	$15,195	$13,802
Operating expenses		3,377	3,081	13,340	12,133
Operating income	1	452	361	1,855	1,669
Net loss from associated entities		(110)	(26)	(751)	(135)
Borrowing costs		(184)	(164)	(676)	(685)
Interest income		54	44	152	180
Net borrowing costs		(130)	(120)	(524)	(505)
Dividend on exchangeable preferred securities		(12)	(14)	(49)	(49)
Other revenues before income tax		6	867	2,947	1,800
Other expenses before income tax		(1,898)	(1,114)	(9,218)	(2,488)
Change in accounting policy before tax		-	-	-	(663)
Loss from ordinary activities before tax		(1,692)	(46)	(5,740)	(371)
Income tax (expense) benefit on:					
Ordinary activities before change in accounting policy and other items		(64)	(48)	(335)	(230)
Other items		44	(136)	(8)	10
Change in accounting policy		--	--	--	252
Net income tax (expense) benefit		(20)	(184)	(343)	32
Net loss from ordinary activities after tax		(1,712)	(230)	(6,083)	(339)
Net profit attributable to outside equity interests		(30)	(35)	(182)	(106)
Net loss attributable to members of the parent entity		**(1,742)**	**(265)**	**(6,265)**	**(445)**
Net exchange gains arising on translation of net assets of controlled entities		513	(292)	565	(1,334)
Additional investment by an associated entity		--	572	(140)	572
Total change in equity other than those resulting from transactions with owners as owners		$(1,229)	$15	$(5,840)	$ (1,207)
Basic/diluted earnings per ADR on net loss attributable to members of the parent entity					
Ordinary ADRs		$(1.255)	$(0.231)	$(4.546)	$(0.411)
Preferred limited voting ordinary ADRs		$(1.507)	$(0.277)	$(5.455)	$(0.493)
Ordinary and preferred limited voting ordinary ADRs		**$(1.40)**	**$(0.26)**	**$(5.09)**	**$(0.46)**

[a] *Following the issuance in June 2002 of the revised Australian Accounting Standard AASB1018 "Statement of Financial Performance" this statement has been reformatted from previous presentations to comply with the format prescribed in the revised Australian Accounting Standard.*

STATEMENT OF FINANCIAL POSITION

	June 30, 2002	June 30, 2001
	US$ Millions	
ASSETS		
Current Assets		
Cash	$ 3,574	$ 2,842
Receivables	3,276	3,382
Inventories	1,091	1,649
Other	319	312
Total Current Assets	8,260	8,185
Non-Current Assets		
Receivables	449	386
Investments in associated entities	3,878	10,133
Other investments	966	1,584
Inventories	2,387	2,641
Property, plant and equipment	3,762	3,598
Publishing rights, titles and television licenses	19,936	15,715
Goodwill	257	263
Other	398	494
Total Non-Current Assets	32,033	34,814
Total Assets	$ 40,293	$ 42,999
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Interest bearing liabilities	$ 1,047	$ 32
Payables	4,553	4,442
Tax liabilities	478	278
Provisions	129	195
Total Current Liabilities	6,207	4,947
Non-Current Liabilities		
Interest bearing liabilities	7,662	9,485
Payables	2,286	2,260
Tax liabilities	245	216
Provisions	679	147
Total non-current liabilities excluding exchangeable preferred securities	10,872	12,108
Exchangeable preferred securities	953	1,856
Total Liabilities	18,032	18,911
Shareholders' Equity		
Contributed equity	17,137	12,905
Reserves	530	1,071
Retained profits	1,843	7,554
Shareholders' equity attributable to members of the parent entity	19,510	21,530
Outside equity interests in controlled entities	2,751	2,558
Total Shareholders' Equity	22,261	24,088
Total Liabilities and Shareholders' Equity	$ 40,293	$ 42,999

CASH FLOW STATEMENT

	12 Months Ended June 30, 2002	2001
	US$ Millions	
Operating activity		
Net loss attributable to members of the parent entity	$ (6,265)	$ (445)
Adjustment for non-cash and non-operating activities:		
Equity earnings, net	203	131
Depreciation and amortization	392	381
Provisions	213	95
Other items (net)	6,901	725
Change in accounting policy after tax	--	411
Change in assets and liabilities:		
Receivables	(9)	(258)
Inventories	347	(450)
Payables	(47)	(122)
Cash provided by operating activity	1,735	468
Investing and other activity		
Property, plant and equipment	(285)	(563)
Investments	(1,906)	(1,545)
Proceeds from sale of non-current assets	2,416	1,208
Cash provided by (used in) investing activity	225	(900)
Financing activity		
Issuance of debt	--	757
Repayment of debt	(1,230)	(32)
Issuance of shares and preferred securities	75	28
Repurchase of preferred shares, net	--	(46)
Dividends paid	(158)	(104)
Leasing and other finance costs	(4)	(3)
Cash (used in) provided by financing activity	(1,317)	600
Net increase in cash	643	168
Opening cash balance	2,842	2,778
Exchange movement on opening balance	89	(104)
Closing cash balance	$ 3,574	$ 2,842

Note 1 – SEGMENT DATA

	3 Months Ended June 30,		12 Months Ended June 30,	
	2002	2001	2002	2001
BY GEOGRAPHIC AREAS	US$ Millions		US$ Millions	
Sales Revenue				
United States	$ 2,909	$ 2,594	$11,623	$10,303
United Kingdom	585	539	2,314	2,258
Australasia	335	309	1,258	1,241
	$ 3,829	$ 3,442	$15,195	$13,802
Operating Income				
United States	$ 299	$ 214	$ 1,311	$ 1,122
United Kingdom	106	115	419	440
Australasia	47	32	125	107
	$ 452	$ 361	$ 1,855	$ 1,669

BY BUSINESS SEGMENT

	2002 (3 Months)	2001 (3 Months)	2002 (12 Months)	2001 (12 Months)
Sales Revenue				
Filmed Entertainment	$ 927	$ 958	$ 4,040	$ 3,666
Television	1,071	905	4,274	3,690
Cable Network Programming	564	437	1,869	1,455
Magazines and Inserts	229	213	864	904
Newspapers	624	585	2,411	2,482
Book Publishing	234	215	1,078	1,029
Other	180	129	659	576
	$ 3,829	$ 3,442	$15,195	$13,802
Operating Income				
Filmed Entertainment	$ 75	$ (3)	$ 473	$ 265
Television	179	184	458	542
Cable Network Programming	34	(1)	199	106
Magazines and Inserts	64	64	235	236
Newspapers	117	121	430	488
Book Publishing	13	9	118	111
Other	(30)	(13)	(58)	(79)
	$ 452	$ 361	$ 1,855	$ 1,669

EXHIBIT C

FOX ENTERTAINMENT GROUP

EARNINGS RELEASE

FOR THE QUARTER AND YEAR ENDED JUNE 30, 2002

- **Fox Reports Annual EBITDA Growth of 17% to $1.3 Billion, Fueled by a 59% Increase in Filmed Entertainment and 63% Improvement in Cable Networks**

- **Full Year Net Revenues Increase 16% to $9.7 Billion**

- **Fourth Quarter EBITDA Increases 40%; 11% Higher Revenues Driven by Rebounding Strength of U.S. Advertising Markets on All U.S. Television and Cable Network Properties**

NEW YORK, N.Y., August 14, 2002 – The Fox Entertainment Group (NYSE: FOX) today reported full year consolidated revenues of $9.7 billion, a 16% increase over the $8.4 billion in prior year and operating profit before depreciation and amortization (EBITDA) of $1,322 million, a 17% increase over the $1,129 million reported a year ago.

Consolidated revenues for the fourth quarter were $2.4 billion, an 11% increase over the $2.2 billion in the fourth quarter last year and EBITDA of $318 million, a 40% increase over the $227 million reported a year ago.

Consolidated EBITDA[1]	**3 Months Ended June 30,**		**12 Months Ended June 30,**	
	2002	**2001**	**2002**	**2001**
	US $ Millions		**US $ Millions**	
Filmed Entertainment	$ 92	$ 14	$ 544	$ 342
Television Stations	237	160	798	683
Television Broadcast Network	(55)	45	(263)	(45)
Cable Network Programming	44	8	243	149
	$ 318	$ 227	$ 1,322	$1,129
Provision For Sports Contracts	-	-	(909)	-
Consolidated EBITDA	$ 318	$ 227	$ 413	$1,129

The Company achieved full year pro-forma[2] revenue and EBITDA growth of 10% and 9%, respectively, versus a year ago primarily as a result of double digit increases in the Filmed Entertainment and Cable Network Programming segments. The strength in these segments also contributed to total Company pro-forma revenue and EBITDA growth of 6% and 30%, respectively, for the fourth quarter versus the same period a year ago.

Included in both the full year and fourth quarter results is the consolidation of the television stations acquired as a result of the Chris-Craft transaction which was completed July 31, 2001. On a pro-forma basis the Television Stations would have reported EBITDA of $177 million for the three months and $769 million for the full year ended June 30, 2001 if the Chris-Craft results were included for the comparative periods a year ago. In addition, as of the beginning of the fiscal year the Other Television segment, which was previously reported separately and primarily included businesses related to the sale and production of syndicated television series, is now included as part of Filmed Entertainment. Prior year reported results have been reclassified accordingly.

Commenting on the results, Chairman and Chief Executive Officer Rupert Murdoch said:

> "The past fiscal year has been a time of extremely difficult operating conditions – which makes the growth we have achieved all the more significant. Our operations – in particular our film studio, television production business, local TV stations group and cable channels – are enjoying the success that comes with market leadership and expanded distribution.
>
> "After a sluggish first six months of the fiscal year, including our recovery from the operational effects of September 11th, we have seen an improvement in the U.S. advertising market that we hope will continue. Strong upfronts at our FOX network and cable channels, in addition to improved pacings at our television stations group, are good indications of our ability to capitalize on an advertising recovery.
>
> "Overall, at the end of an economically trying year for companies around the world, the strength of the Company's free cash flow and resulting solid balance sheet is particularly noteworthy. Looking forward, we are in an excellent position for continued profit improvement as we advance into our new year with a lower cost structure, clear momentum at all of our key businesses and signs of an improving marketplace."

Losses in equity of affiliates for the year increased by $52 million versus fiscal 2001 principally due to losses at the National Geographic Channel, the absence of equity income from the Golf Channel, which was sold in June 2001, and losses at Fox Family Worldwide prior to its October 2001 sale, which included a non-cash stock option compensation charge of $30 million. For the fourth quarter, losses in equity affiliates improved $14 million versus a year ago principally due to the absence of losses associated with Fox Family Worldwide.

Full year net income before the cumulative effect of accounting changes increased to $607 million ($0.72 per share) as compared to $206 million ($0.28 per share) in the prior year. Included in the current year's results are gains related to the sale of the Company's 49.5% interest in Fox Family Worldwide and its interest in Outdoor Life, which were partially offset by a write-down of the national sports contracts and a charge associated with the announced debt redemption. Included in the prior year's results are gains from the sale of the Company's interest in the Golf Channel and Home Team Sports, partially offset by the Healtheon/WebMD restructuring charge and the loss on the sale of the Health Network. Excluding the effects of these items, net income before the cumulative effect of accounting changes for the year would have been $213 million ($0.25 per share) versus $81 million ($0.11 per share) a year ago.

Net income for the fourth quarter decreased to $40 million ($0.05 per share) as compared to $174 million ($0.24 per share) in the prior year. Current quarter's results include a charge related to the announced debt retirement while prior year's results include a gain from the sale of the Company's interest in the Golf Channel partially offset by the loss on the sale of the Health Network. Excluding the effects of these items, net income for the quarter would have been $66 million ($0.08 per share) as compared to a loss of $18 million ($0.02 loss per share) in the fourth quarter a year ago.

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported fourth quarter EBITDA of $92 million, an increase of $78 million versus EBITDA of $14 million in the same period a year ago. The substantial increase over prior year was primarily driven by the blockbuster worldwide theatrical performance of *Ice Age* combined with the strong domestic video performance of *Behind Enemy Lines* and pay-TV contributions from several titles, including *Planet of the Apes*. These contributions were partially offset by the impact of marketing costs associated with fourth quarter theatrical releases.

For the year, Filmed Entertainment reported record EBITDA of $544 million, which was $202 million higher than the $342 million reported a year ago. The improvement was primarily driven by a string of successful releases during the year including *Planet of the Apes* and *Ice Age,* as well as by previous year hits in ancillary markets including *Moulin Rouge* and *Dr. Dolittle 2.*

Twentieth Century Fox Television (TCFTV) also contributed to the Filmed Entertainment fourth quarter and full year earnings increases reflecting several established series entering the syndication market, most notably *Buffy the Vampire Slayer, King of the Hill* and *The Practice,* as well as increased network license fees for *Dharma and Greg.* These gains were partially offset by higher production costs associated with a greater number of series in the current year. TCFTV remains the top supplier of network series with 21 picked up for the upcoming broadcast season, including seven new shows.

TELEVISION STATIONS

Fox Television Stations' (FTS) fourth quarter EBITDA grew $60 million versus the pro-forma results from a year ago as FTS benefited from the improving advertising market coupled with year-over-year market share gains. For the full year, FTS EBITDA grew $29 million versus the pro-forma results from a year ago as the Fox affiliated stations improved market share by seven percent compared to the prior year. This share gain is primarily due to strong local news and syndicated product, particularly *Seinfeld*, as well as the replacement of the afternoon Fox Kids programming block with stronger first run shows. In addition, the station group benefited from the FOX network's broadcast of Super Bowl XXXVI and strong ratings from the Major League Baseball 2001 post-season. The soft advertising environment, prevalent for much of the year and exacerbated by the terrorist attacks on September 11th, plus higher programming costs, partially offset the market share gains.

TELEVISION BROADCAST NETWORK

At the FOX Broadcasting Company (FBC), lower primetime ratings and higher programming costs on returning series decreased fourth quarter operating results versus a year ago. During the quarter the network launched its first new show of the season, *American Idol*, which is the number one new show of the summer among adults 18-49. On a full year basis, operating results were well below fiscal 2001 as ratings softness, an increase in programming costs and a weak advertising market contributed to the decline. Despite the ratings weakness, FBC maintained its position as the number two network among adults 18-49 for the 2002 broadcast season.

CABLE NETWORK PROGRAMMING

Cable Network Programming, comprising the Fox News Channel, Fox Sports Networks (including the Regional Sports Networks (RSNs), the FX Channel and Speed Channel), the Los Angeles Dodgers and other cable-related businesses, reported fourth quarter EBITDA of $44 million, an improvement of $36 million over last year's results, and full year EBITDA of $243 million, a $94 million improvement over prior year. This success reflects growth across all of the Company's cable television channels, despite a partial offset from a $30 million charge related to the bankruptcy of Adelphia Communications taken in the fourth quarter.

The Fox News Channel (FNC) reported EBITDA growth of $20 million in the fourth quarter and $47 million for the full year primarily due to significant increases in both affiliate and advertising revenues. Affiliate revenues were driven by the addition of 12 million subscribers in the past year, which expanded the subscriber base to 80 million at fiscal year-end. Strong ad sales were fueled by exceptional ratings growth as well as increased pricing and distribution. For the second consecutive quarter, FNC was the most watched cable news network, despite being in six million fewer homes than CNN. FNC's fourth quarter viewership was up 140% on a 24-hour basis and nearly 100% in primetime while for the year 24-hour viewership was up 127% with primetime up over 92%.

Fox Sports Networks EBITDA improved by 52% during the quarter and 30% for the full year, primarily from inclusion of earnings from Speed Channel as well as double-digit revenue growth at the RSNs. Revenue growth at the RSNs was primarily due to higher affiliate and DTH revenues from increased affiliate rates and DTH subscriber growth. FX also contributed to the EBITDA growth with increases in both advertising and affiliate revenues as a result of ratings gains and a 20% increase in subscribers over the past year. FX's revenue increases were partially offset by higher programming costs for newly acquired syndicated programming, as well as original programming such as smash hit *The Shield*. The success of this new programming has propelled FX's emergence as a top 10 among cable network among adults 18-49.

OTHER

In June, the Company announced its intention to redeem on August 15, 2002 each of the Fox Sports Networks outstanding Senior and Senior Discount Notes due 2007 with an aggregate face amount of $905 million.

---

(1) Operating Income Before Depreciation and Amortization is defined as operating income (loss) plus depreciation and amortization and amortization of cable distribution investments. Depreciation and amortization expense includes the amortization of acquired intangible assets. Amortization of cable distribution investments represents a reduction against revenues over the term of a carriage arrangement and as such it is excluded from Operating Income Before Depreciation and Amortization.

(2) Fiscal 2001 pro-forma results include the consolidation of television stations acquired as a result of the Chris-Craft transaction as if they were owned for the comparable period (effective July 31, 2000).

To receive a copy of this press release through the Internet, access Fox's corporate Web site located at http://www.fox.com

Audio from Fox's meeting with analysts on the fourth quarter and full year results can be heard live on the Internet at 8:30 a.m. Eastern Standard Time today. To listen to the call, visit http://www.fox.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The "forward-looking statements" included in this document are made only as of the date of this document and we do not have any obligation to publicly update any "forward-looking statements" to reflect subsequent events or circumstances, except as required by law.

CONTACTS:
Reed Nolte, Investor Relations
212-852-7092

Andrew Butcher, Press Inquiries
212-852-7070

Fox Entertainment Group
EARNINGS RELEASE
FOR THE QUARTER AND YEAR ENDED JUNE 30, 2002

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for per share amounts)

	3 Months Ended June 30, 2002 (Unaudited)	3 Months Ended June 30, 2001 (Unaudited)	12 Months Ended, June 30, 2002 (Unaudited)	12 Months Ended, June 30, 2001
Revenues, net	$ 2,431	$ 2,183	$ 9,725	$ 8,414
Expenses:				
Operating	1,773	1,679	7,226	6,274
Selling, general and administrative	372	303	1,293	1,101
Depreciation and amortization	98	96	400	387
Provision for sports contracts	-	-	909	-
Operating income (loss)	188	105	(103)	652
Other income (expense):				
Interest expense, net	(49)	(71)	(241)	(345)
Equity in earnings (losses) of affiliates	(9)	(23)	(144)	(92)
Minority interest	(8)	(11)	(37)	(14)
Other items, net	(45)	293	1,540	190
Income before income taxes	77	293	1,015	391
Income tax expense on stand-alone basis	(37)	(119)	(408)	(185)
Income before cumulative effect of accounting change	40	174	607	206
Cumulative effect of accounting change, net	-	-	(26)	(494)
Net income (loss)	$ 40	$ 174	$ 581	$ (288)
Basic and diluted earnings per share before cumulative effect of accounting change	$ 0.05	$ 0.24	$ 0.72	$ 0.28
Basic and diluted cumulative effect of accounting change, net loss per share	-	-	(0.03)	(0.68)
Basic and diluted earnings (loss) per share	$ 0.05	$ 0.24	$ 0.69	$ (0.40)
Basic and diluted weighted average number of common equivalent shares outstanding	850	724	838	724

SEGMENT INFORMATION
(in millions)

	3 Months Ended June 30, 2002	3 Months Ended June 30, 2001	12 Months Ended, June 30, 2002	12 Months Ended, June 30, 2001
	(Unaudited)		(Unaudited)	
Revenues, net				
Filmed Entertainment	$ 927	$ 959	$ 4,048	$ 3,676
Television Stations	518	404	1,875	1,550
Television Broadcast Network	453	409	2,048	1,823
Cable Network Programming	533	411	1,754	1,365
Total Revenues, net [(1)]	$ 2,431	$ 2,183	$ 9,725	$ 8,414
EBITDA				
Filmed Entertainment	$ 92	$ 14	$ 544	$ 342
Television Stations	237	160	798	683
Television Broadcast Network	(55)	45	(263)	(45)
Cable Network Programming	44	8	243	149
	$ 318	$ 227	$ 1,322	$ 1,129
Provision For Sports Contracts	-	-	(909)	-
Total EBITDA	$ 318	$ 227	$ 413	$ 1,129
Operating Income				
Filmed Entertainment	$ 77	$ (4)	$ 485	$ 277
Television Stations	189	114	598	499
Television Broadcast Network	(60)	39	(283)	(65)
Cable Network Programming	(18)	(44)	6	(59)
	$ 188	$ 105	$ 806	$ 652
Provision For Sports Contracts	-	-	(909)	-
Total Operating Income	$ 188	$ 105	$ (103)	$ 652

(1) In January 2002, the company adopted EITF No. 01-09 "Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendors' Products" and as a result has reclassified the amortization of cable distribution investments against revenue as detailed in the following table:

	3 Months Ended June 30, 2002	3 Months Ended June 30, 2001	12 Months Ended, June 30, 2002	12 Months Ended, June 30, 2001
	(Unaudited)		(Unaudited)	
Revenues	$ 2,463	$ 2,209	$ 9,841	$ 8,504
Amortization of cable distribution investments	(32)	(26)	(116)	(90)
Revenues, net	$ 2,431	$ 2,183	$ 9,725	$ 8,414

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